UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of      April  , 2005

Commission File Number    333-07828

VIRGIN EXPRESS HOLDINGS PLC

(Translation of registrant’s name into English)

England

(Jurisdiction of incorporation or organization

120 Campden Hill Road, London, W8 7AR England

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☒         Form 40-F              ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes       ☐            No           ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes       ☐            No           ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934)

Yes       ☐            No           ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82-                                   . )

The purpose of this Form 6-K is to file with the Commission the attached shareholder circular issued by the Company on April 15, 2005.

SIGNATURES

Pursuant the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRGIN EXPRESS HOLDINGS PLC
(Registrant)

Date: April 18, 2005	By:	Neil Burrows
		Name:	Neil Burrows
		Title:	Managing Director

2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.  If you are in any doubt as to the contents of this document or what action you should take you are recommended to seek advice from your stockbroker, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your shares in Virgin Express Holdings PLC, please forward this document and the accompanying Form of Proxy to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected as soon as possible for transmission to the purchaser or transferee.

VIRGIN EXPRESS HOLDINGS PLC
(Registered in England and Wales - No 02743543)

RECOMMENDED PROPOSAL FOR A FINAL DISTRIBUTION

TO MINORITY SHAREHOLDERS OF €1 A SHARE

Your attention is drawn to the letter from the Chairman of Virgin Express Holdings PLC set out on pages 6 to 16 of this document which recommends that you vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting.

Notice of an Extraordinary General Meeting of Virgin Express Holdings PLC to be held at 120 Campden Hill Road, London W8 7AR on 9 May 2005 commencing at 10am is set out on pages 32 and 33 of this document.  Whether or not you intend to be present at the meeting convened by the notice you are requested to complete and return as soon as possible the relevant Form of Proxy accompanying this document in accordance with the instructions set out therein.

Neither the US Securities and Exchange Commission nor any securities commission of any state of the United States has reviewed, approved or disapproved of the Proposal or passed judgment upon the adequacy or completeness of this or any other document prepared in connection with the Proposal.  Any representation to the contrary is a criminal offence in the United States.

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement.  In addition to historical information, this document contains certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expect”, “anticipate”, “intend”, “believe”, “seek” and other similar expressions.  Other forward-looking statements in this document may be implied but not stated.  The Company cannot guarantee future results, levels of activity, performance or achievements.

The forward-looking statements made in this document are not assurances of results or values.  These statements involve risks, uncertainties and assumptions because they relate to events and depend on circumstances that will occur in the future.  Many of the factors that will determine these results and values are beyond the ability of the Company to control or predict.  The Company urges holders of its securities to not place undue reliance on the forward-looking statements made in this document.

Various factors, in addition to those discussed elsewhere in this document, could affect the results of the Company and could cause results to differ materially from those expressed in such forward-looking statements including but not limited to:  (i) general economic conditions, including, in particular, economic conditions in Belgium and the other countries to which SN Air Group flies; (ii) the occurrence of a serious mishap involving one of SN Air Group’s aircraft; (iii) the actions of existing competitors and the possible entry of other low-fare carriers into SN Air Group’s current and future markets; and the receipt by such competitors or other carriers of governmental subsidies; (iv) significant changes in the price of fuel, the availability of aircraft or the EUR/$ exchange rate; and (v) the actions or decisions by regulators or changes in applicable laws or regulations (or interpretations thereof), including the laws and regulations governing SN Air Group’s right to service current and future markets.  In light of these risks and uncertainties, there can be no assurance that events anticipated by the forward-looking statements will, in fact, transpire.

Note to U.S. Persons and ADR Holders

The Proposal described in this document is governed by, and subject to the disclosure requirements of, the laws of England and Wales and the applicable regulatory authorities in such jurisdiction.  Accordingly, the Proposal is subject to disclosure requirements that are different from those that would apply to a comparable transaction with respect to a U.S. company.  Additionally, the financial statements included in this document have been prepared in accordance with generally accepted accounting principles in the United Kingdom, which vary in certain significant respects from accounting principles generally accepted in the United States.

In addition, the Company is a public limited liability company organized under the laws of England and Wales.  None of its directors or executive officers are residents of the United States and all or a substantial portion of the Company’s assets and the assets of such individuals are located outside the United States.  As a result, it may be difficult for you to file a lawsuit against the Company, its directors and executive officers in the United States or the United Kingdom with respect to matters arising under the federal securities laws of the United States.

It may also be difficult for ADR Holders to bring an original action in U.S. or U.K. courts to enforce judgments obtained in a U.S. court against the Company or its directors and executive officers based on civil liability provisions of the U.S. federal securities laws.

For information regarding how you may obtain copies of documents filed or submitted by the Company in the United States to the Exchange Act, see paragraph 5 of Part III of this document “Information available in the United States”.

CONTENTS

DEFINITIONS
PROPOSED TIMETABLE
PART I
LETTER FROM THE CHAIRMAN
PART II
SUMMARY OF THE AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004
PART III
ADDITIONAL INFORMATION
NOTICE OF EXTRAORDINARY GENERAL MEETING

DEFINITIONS

VIRGIN EXPRESS HOLDINGS PLC

The following definitions apply throughout this document unless the context otherwise requires:

“ADR Depositary” or “JP Morgan Chase Bank, N.A.”	JP Morgan Chase Bank, N.A., 4 New York Plaza, 13th Floor, New York, New York 10004

“ADR Holders”	the holders of ADRs

“ADRs”	American depositary receipts of the Company evidencing the ADSs

“ADSs”	American depositary shares, each representing one Ordinary Share

“Board” or “Directors”	the directors of the Company

“Call Option”	the option granted by the Company to the SN Air Group in respect of the SN Air Shareholding, exercisable during the Option Period at the Call Price

“Call Price”	a maximum of €75 million

“CBFA”	the Belgian Banking Finance and Insurance Commission (“Commissie voor het Bank, Financie-en Assurantiewezen” / “Commission Bancaire, Financière et des Assurances”)

“Charter”	the Articles of Association of the Company

“CIK”	the Belgian settlement system (“Caisse Interprofessionnelle de Dépôts et de Virements de Titres” / “Interprofessionele Effectendeposito-en Girokas”)

“Company” or “VEX PLC”	Virgin Express Holdings PLC, a public limited liability company registered in England and Wales, having its registered office at 120 Campden Hill Road, London W8 7AR, UK

“Companies Act”	the UK Companies Act 1985, as amended

“DAT”

Delta Air Transport NV/SA, a limited liability company incorporated under the laws of the Kingdom of Belgium (“naamloze vennootschap” / “société anonyme”) having its registered office at 11, Koloniënstraat - Rue des Colonies, 1000 Brussels, Belgium, which is a 91.63 per cent subsidiary of SN Air and operates the “SNBA” airline

“Deferred Shares”	the deferred shares of £1 each in the capital of the Company

“Deposit Agreement(s)”

(i) the deposit agreement dated 12 November 1997, as amended, originally between the Company (1), Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.) (whose liabilities and obligations were assumed by Sogès-Fiducem as of 25 June 1998) (as Depositary) (2), and holders and beneficial owners of IDRs (3), and

(ii) the deposit agreement dated 12 November 1997, as

amended, between the Company (1), Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.) (as Depositary) (2) and holders and beneficial owners of ADRs (3)

or either of them as the context may require

“Depositaries”	the ADR Depositary and the IDR Depositary

“DR Holders”	the holders of ADRs and / or IDRs

“Effective Date”	the date on which the Proposal will become effective which is expected to be 9 May 2005

“Euronext”	the First Market of Euronext (Brussels)

“Exchange Act”	the US Securities Exchange Act of 1934, as amended

“Extraordinary General Meeting” or “EGM”	the Extraordinary General Meeting of the Company convened for 10.00 am on 9 May 2005 (or any adjournment thereof), notice of which is set out at the end of this document

“Guaranty Nominees Limited”	Guaranty Nominees Limited of Trinity Tower, a limited liability company registered in England and Wales, having its registered office at 9 Thomas More Street, London E1W 1YT, UK

“IDR Depositary” or “Sogès-Fiducem”	Sogès-Fiducem of Avenue Marnix, Marnixlaan 24, 1000 Brussels, Belgium

“IDR Holders”	the holders of IDRs

“IDRs”	International depositary receipts of the Company evidencing the IDSs

“IDSs”	International depositary shares, each representing one Ordinary Share

“Independent Directors”	David Hoare, Luc Bertrand and Neil Burrows

“ING”

ING NV/SA, a limited liability company incorporated under the laws of the Kingdom of Belgium (“naamloze vennootschap” / “société anonyme”) having its registered office at 24 , Marnixlaan - Avenue Marnix, 1000 Brussels, Belgium

“JPMorgan Chase Bank”	JPMorgan Chase Bank of Trinity Tower, a company registered in England and Wales, having its registered office at 9 Thomas More Street, London E1W 1YT, UK

“Liquidators”	the joint liquidators of the Company proposed to be appointed at the Extraordinary General Meeting

“Member(s)” or “Shareholder(s)”	holder(s) of Ordinary Shares in the Company, being VSIL and Guaranty Nominees Limited (as nominee on behalf of JP Morgan Chase Bank as custodian for the Depositaries) as at the date of this document

“Members Voluntary Liquidation”	a solvent winding up of the Company in accordance with Part IV of the Insolvency Act 1986, as amended

“Minority Shareholders”	Shareholders (or DR Holders) other than VSIL

“Option Holders”	employees or officers of the Group who have been granted options over Ordinary Shares pursuant to the ‘Virgin Express Holdings plc Discretionary Share Option Scheme’

“Option Period”	the period of 24 months commencing on 12 April 2006 and ending on 12 April 2008

“Ordinary Shares”	fully paid ordinary shares of €0.01 each in the Company

“Proposal”	the Board’s proposal for the members’ voluntary winding up of the Company as set out in this document

“Proposed Distribution Amount”	the sum of €1 per Ordinary Share in respect of Minority Shareholders

“Put and Call Options” or “Options”	the Put Option and the Call Option or either of them as the context requires

“Put Option”	the option granted by the SN Air Group to the Company in respect of the SN Air Shareholding, exercisable during the Option Period at the Put Price

“Put Price”	a maximum of €54 million

“Resolutions”	the ordinary, special and extraordinary resolutions to be proposed at the Extraordinary General Meeting required for the implementation of the Proposal

“Securities Act”	US Securities Act of 1933, as amended

“SN Air”

SN Airholding NV/SA, a limited liability company incorporated under the laws of the Kingdom of Belgium (“naamloze vennootschap” / “société anonyme”) having its registered office at 20, Boomkwekerijstraat - Rue de la Pépinière, 1000 Brussels, Belgium

“SN Air Agreement”

the agreement dated 5 October 2004 (as amended) between the Company, SN Air, Virgin Express NV/SA, DAT and the shareholders of SN Air relating to the contribution of all the shares held by the Company in Virgin Express NV/SA to the capital of SN Air, the completion of which took place on 12 April 2005

“SN Air Group”	SN Air and its subsidiaries upon completion of the SN Air Agreement

“SN Air Shareholding”	the 29.9 per cent shareholding of the Company in SN Air acquired pursuant to completion of the SN Air Agreement

“SN Air Transaction”	the contribution by the Company of 100 per cent of the shares of Virgin Express NV/SA to the capital of SN Air in accordance with the terms of the SN Air Agreement

“Vexair”

Vexair Limited, a company registered in England and Wales, having its registered office at 120 Campden Hill Road, London W8 7AR, UK and to whom it is proposed, subject to passing of all the Resolutions, to transfer the SN Air Shareholding

“Vexair Sale Agreement”

the agreement between Vexair and the Company dated 12 April 2005 relating to the sale and purchase of the SN Air Shareholding as well as the transfer by the Company of its past, present and future direct or indirect, express or tacit obligations and liabilities (contingent or otherwise towards Virgin Express NV/SA, including, but not limited to all its past, present and future direct or indirect, express or tacit obligations and liabilities (contingent or otherwise under the SN Air Agreement or any related agreement)

“VEX Group”	the Company and its subsidiaries

“VGIL”

Virgin Group Investments Limited, a limited liability company incorporated under the laws of the British Virgin Islands, having its registered office at Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands, which is the ultimate parent company of the Virgin Group

“Virgin Express NV/SA”

Virgin Express NV/SA, a limited liability company incorporated under the laws of the Kingdom of Belgium (“naamloze vennootschap” / “société anonyme”) having its registered office at 100-102, Jaargetijdenlaan - Avenue des Saisons, 1050 Brussels, Belgium, which operates the “Virgin Express” airline and which prior to completion of the SN Air Agreement was a wholly owned subsidiary of the Company and is now a wholly owned subsidiary of SN Air

“Virgin Group”	VGIL, its subsidiaries and associated companies other than the VEX Group

“Voting Record Date”	5pm on 6 May 2005

“VSIL”	Virgin Sky Investments Limited, a limited liability company registered in England and Wales, having its registered office at 120 Campden Hill Road, London W8 7AR, UK

“VSIL Debt”	the debt (including accrued interest) owed by the Company to VSIL in accordance with the VSIL Facility

“VSIL Facility”

a facility agreement, entered into between the Company and VSIL dated 16 September 2003 (as amended by an agreement dated 26 November 2004) relating to the provision by VSIL to the Company of a loan facility of up to €54 million.

PROPOSED TIMETABLE

Latest time for receipt of forms of proxy to be valid for the Extraordinary General Meeting	10 am on 7 May 2005

Extraordinary General Meeting	10 am on 9 May 2005

Expected Effective Date of the Proposal	9 May 2005

Closing of the register of Members	9 May 2005

Expected date for first distribution to Shareholders	8 June 2005

VIRGIN EXPRESS HOLDINGS PLC

(Registered in England & Wales No 02743543)

PART I

LETTER FROM THE CHAIRMAN

Directors:	Registered Office:

R Branson - (Chairman Emeritus - Non-Executive Director)
D Hoare - (Executive Chairman)
N Burrows - (Managing Director)
S Murphy - (Non-Executive Director)
L Bertrand - (Non-Executive Director)
M Poole - (Non-Executive Director)

120 Campden Hill Road London W8 7AR

To the Shareholders (and, for information only, to the Option Holders)

Dear Shareholder,	15 April 2005

Proposal for the Winding Up of the Company

Introduction

The Independent Directors are pleased to confirm that they have secured the agreement of VSIL to fund a final distribution to the Minority Shareholders of €1 per Ordinary Share as part of a solvent winding up of the Company.  The Independent Directors have carefully considered the proposed distribution to the Minority Shareholders of €1 per Ordinary Share and believe that it is significantly above the inherent value in the Ordinary Shares, which is examined in further detail at paragraph 3 below.

The Independent Directors recommend that all Shareholders vote in favour of the Resolutions in order to implement the Proposal and to permit the distribution to be made to the Minority Shareholders.  Further information on the Resolutions which are required to be passed in order to implement the Proposal is set out in paragraph 10 of this Part I.  VSIL has irrevocably undertaken to vote in favour of the Resolutions in respect of its entire holding of 35,083,686 Ordinary Shares and to direct Guaranty Nominees Limited to vote in favour of the Resolutions in respect of the 329,666 ADRs held on behalf of VSIL which together represent 88.64 per cent of the issued equity share capital of the Company.

Subject to the passing of all the Resolutions at the Extraordinary General Meeting, it is anticipated that a first and final cash distribution to the Minority Shareholders of €1 per Ordinary Share will be made within 30 days of the Effective Date.  This 30 day period is required in order that the Liquidators may be able to discharge their statutory obligations to enquire into the existence and value of any creditor claims.  The Minority Shareholders will, thereafter, be entitled to a cash distribution of €1 per IDR or ADR (as the case may be) before the deduction of any costs (see paragraph 2.2 of Part III below) and otherwise subject to the terms of the relevant Deposit Agreement.  Further details of the IDRs, the ADRs, the Deposit Agreements and the mechanism and timing of distributions to DR Holders are set out in paragraph 2 of Part III below.

1.                                                Background to and Reasons for the Proposal

The excess airline industry capacity that has existed for some time within the Brussels market has been a concern for all operators, including Virgin Express NV/SA.  The

Company accepted that consolidation in the short haul market was essential and, after careful consideration, resolved that the most direct way to address the issue, for the benefit of Shareholders, employees and customers was to explore a merger or any other form of co-operation with SN Air and DAT, the operational successor to Sabena.

Negotiations with SN Air during most of 2004 finally led to the Company entering into the SN Air Agreement with SN Air and its shareholders on 5 October 2004, whereby Virgin Express NV/SA and DAT would be placed under the common ownership of the SN Air Group.  The transaction was structured as a contribution in kind by the Company of 100 per cent of the shares of Virgin Express NV/SA, its only operating subsidiary, to the capital of SN Air at a value of €54 million.

The SN Air Agreement was subject to a number of conditions, all of which have now been satisfied, and completion took place on 12 April 2005.  Pursuant to the SN Air Agreement, the Company contributed 100 per cent of the shares of Virgin Express NV/SA to SN Air and in exchange the Company received 29.9 per cent of the share capital of SN Air.  The €54 million value of the SN Air Shareholding was confirmed by SN Air’s auditors, Deloitte & Touche.

The strategy and direction of SN Air will be determined by its board of directors, which in turn is controlled by the majority of its shareholders.  The Company has representation on the SN Air board of directors, but its appointees are in a minority (only two nominee directors whereas the board currently consists of 16 members) and, although the Company has a 29.9 per cent shareholding the voting rights attached thereto are limited to 24 per cent of the total voting rights attached to all shares issued by SN Air.  This represents a minority interest, ie the Company is not able to control the direction and strategy of the SN Air Group in the future as it did for Virgin Express NV/SA prior to the SN Air Transaction.

At the time of negotiating the final terms of the SN Air Transaction, the Company also entered into discussions with its majority Shareholder, VSIL, with a view to making the Minority Shareholders an exit proposal.  The principle of the exit strategy and the exit price were announced by the Company in a press release on 6 October 2004.  The details of this proposal are explained in more detail below, but involve a sale by the Company of its only substantial asset (the 29.9 per cent interest in SN Air) to Vexair at market value for cash.  It is also proposed that VSIL will elect not to receive its full entitlement under any distribution and will direct the Liquidators to pay an amount to the Minority Shareholders so as to enable payment of a final distribution to the Minority Shareholders of €1 per Ordinary Share (following repayment of the VSIL Debt) as part of a solvent liquidation of the Company.

The Independent Directors believe that the effective €23.4 million funding that they have secured from VSIL electing not to receive its full entitlement under any distribution and directing the Liquidators to pay the difference to the Minority Shareholders) to enable a payout to the Minority Shareholders of €1 per Ordinary Share represents good value for both the Company and ultimately the Minority Shareholders (see paragraph 3 below for further details).  The Independent Directors further believe that the Proposal and the distribution to the Minority Shareholders of €1 per Ordinary Share represents a good opportunity for the Minority Shareholders to realise their investment.

In securing VSIL’s agreement to the exit proposal, the Independent Directors have considered the following factors as particularly important reasons why the exit proposal should proceed and thus allow the Company to liquidate its assets, wind up and ultimately be delisted:

•                                                  Lack of control over minority stake.  Prior to the SN Air Transaction, the Company, through its Board, was in control of its only trading asset, being the operation of the business of Virgin Express NV/SA.  However, following the SN Air Transaction, the Company will be one of the minority shareholders within a larger group as although it has a 29.9 per cent shareholding in SN Air, the voting rights attached thereto are limited to 24 per cent of the total voting rights attached to all shares issued by SN Air.  Accordingly, whilst the Company will be entitled to express its views at board and shareholder meetings, it will have no control over the SN Air Group.  For example, even if the Board did not agree with a strategy being adopted for the SN Air Group, it would ultimately not be able to prevent such strategy from being pursued.  Taken in isolation, the Board believes that this lack of control makes the asset, ie the SN Air Shareholding, a more risky investment to hold.  In addition, although SN Air has given a contractual undertaking to supply all necessary information to allow the Company to comply with its information duty towards the Shareholders and the market, the Board will no longer be able to control the delivery of the necessary information in order to comply with its information obligations towards the Shareholders and the market.

•                                                  Lack of liquidity in its asset.  SN Air is a Belgian private company and its shareholders, including the Company, have accepted certain restrictions on the ability to dispose of their shares, as is customary in private companies.  Therefore there is almost a complete lack of liquidity in the new asset (ie the SN Air Shareholding) that is being acquired.

•                                                  Future funding alternatives for the Company.  The only realistic source of future funding alternative for the Company is VSIL, via an increase in the VSIL Facility, which currently stands at approximately €36 million.  Due to the lack of liquidity in the SN Air Shareholding, and as the payment of a dividend by SN Air is considered unlikely all costs of the VEX Group are likely to be funded by an increase in the VSIL Facility.  Therefore the equity value of the Company will reduce as the debt increases.  This is explored further with examples in paragraph 3 of this Part I.

•                                                  No need for access to capital markets.  The Company, and its majority Shareholder, VSIL, do not currently intend to make a further cash investment in SN Air.  This is consistent with accepting a minority stake.  Therefore, access to capital markets for raising funds for the business, which is typically one of the main reasons for being a listed company, is no longer a factor for the Company.  The Company has in any event found it difficult to raise public funds, partly due to market conditions over the last two years, and, as a result, has had to rely on its majority Shareholder, VSIL, for financial support.

•                                                  Thin trading in Company’s IDRs.  As illustrated by table 1 below, the trading volume in the Company’s IDRs since 1 April 2004 has been low, with the only exception to this being the trading that took place in the weeks surrounding the signature of the SN Air Agreement, around 5 October 2004.  Even including the volumes traded in this short period, on average only 8,308 IDRs, or 0.02 per cent of the beneficial interest in the issued share capital has been traded on a daily basis since 1 April 2004, and as Table 1 shows, this volume has been declining recently.

Table 1:  Volume of IDRs traded on Euronext

•                                                  Increased regulatory burden.  The climate for the regulation of listed companies, particularly where part of its shareholder base is in the United States (as is the case with the Company), is becoming increasingly burdensome in terms of administration and the cost of compliance.  In particular:

•                                                                      European based listed entities are required to report under International Financial Reporting Standards (“IFRS”) rather than their own local generally accepted accounting principles (“GAAP”) from 2005 onwards.  SN Air is not required to account under IFRS, instead continuing to report under Belgian GAAP.  Therefore, if it remained listed, the Company would have to request a complete review of SN Air’s accounting policies and changes to those policies that do not comply with IFRS.  This would be expensive to implement and the cost would probably have to be borne by the Company.  For the reasons explained above, this increased cost would ultimately be funded by an increase in the VSIL Debt facility resulting in a corresponding reduction in the equity value which the Independent Directors do not believe to be in the best interests of Shareholders.

•                                                                      During 2005, the Company will become subject to and need to comply with additional requirements of the United States Sarbanes Oxley Act which apply to foreign registrants.  This would involve a very detailed and structured analysis and testing of SN Air Group’s control systems which would then have to be audited and publicly reported upon.  These are onerous and will be time consuming to comply with and will lead to considerable expense for the Company.  Again, it is likely that these costs will have to be funded by the Company through an increase in the VSIL Debt facility, thereby reducing the equity value.  Some companies are finding that they are unable to confirm that they have complied with the requirements (which have already taken effect for domestic registrants) and therefore have been obliged to file adverse statements.

Compliance with Sarbanes Oxley requirements alone is costing the average large US company $5.1 million, with a further $3.7 million in ongoing compliance bills, according to a recent survey by Korn/Ferry.

Based on the exit proposal of €1 per Ordinary Share for Minority Shareholders, the value of those Ordinary Shares which are publicly quoted and which are represented by IDRs and ADRs held by the Minority Shareholders is approximately €4.5 million and, the Independent Directors believe that, bearing in mind the thin trading volume in the Company’s shares, the administrative cost and burden of retaining the quote significantly outweighs the benefit of having publicly traded securities.

2.                                                Sale of SN Air Shareholding for cash

The Company has negotiated with Vexair a sale of its minority interest in SN Air at market value, payable in cash, being €54 million, the same value as was agreed between SN Air and the Company for the Virgin Express NV/SA shares under the SN Air Agreement.  This value has been confirmed by Deloitte & Touche for the purposes of permitting SN Air to increase its capital by contribution in kind of all the shares held by the Company in Virgin Express NV/SA and to issue new shares to the Company, which by implication therefore also have an aggregate value of €54 million.  The Independent Directors also secured the agreement of SN Air to the disposal of this asset to Vexair, whose consent was required as a result of certain restrictions relating to the disposal of these shares.

Vexair has entered into a binding agreement with the Company to purchase its SN Air Shareholding for €54 million.  Vexair has also agreed to assume the Company’s past, present and future direct or indirect, express or tacit obligations and liabilities (contingent or otherwise) towards Virgin Express NV/SA, including, but not limited to all its past, present and future direct or indirect, express or tacit obligations and liabilities (contingent or otherwise) under the SN Air Agreement or any related agreement.  The Vexair Sale Agreement is conditional on Shareholder approval pursuant to Section 320 of the Companies Act (which requires certain transactions between a company and one of its directors or a person connected with one of its directors to be approved by the shareholders of that company in general meeting) since Vexair is a company connected with Sir Richard Branson, a director of the Company.  If Shareholders vote in favour of the first resolution then the Company will, on completion of the transfer, be released from all obligations and liabilities under the SN Air Agreement, which will be assumed by Vexair.  As a result, the Company can no longer be held liable for any damages caused by a breach, if any, of the representations and warranties in the SN Air Agreement.

It is proposed that the Company will retain its dormant subsidiaries, being Virgin Express (Ireland) Limited, VEX Airlines (UK) Limited and Virgin Express France SA, and that these companies will be struck off or dissolved.

3.                                                Proposed Distribution Amount

Valuation of the Company

The price of €1 per Ordinary Share which is proposed to be paid to the Minority Shareholders was negotiated with VSIL on a commercial basis.  VSIL has agreed to elect not to receive its full entitlement to an equivalent exit price to the Minority Shareholders and to direct the Liquidators to pay such amount of its entitlement to the Minority Shareholders as is required to fund the exit proposal.  The mechanism of the financing is further explained under paragraph 4 of this Part I.

The price of €1 per Ordinary Share was proposed by the Company on the basis of the last price at which the Company raised money in the public markets, being the placing and open offer in June 2003 at €1 per Ordinary Share.  The recent completion of the SN Air Transaction gives the Independent Directors an arms length commercial transaction against which to compare the price of €1 per Ordinary Share.  It also demonstrates why the

Independent Directors believe this price is not only good value for Minority Shareholders but, in the circumstances, is considerably more than the value which the Minority Shareholders could reasonably expect to realise currently in the absence of the support of VSIL for the exit proposal.

Table 2 below demonstrates the residual net equity in the Company after repayment of the VSIL Debt and certain other known liabilities of the Company as at completion of the SN Air Agreement, but before any payment to the Minority Shareholders.

Table 2: Valuation of the Company

	EUR	EUR
Value based on SN Air Transaction		54,000,000

Less VSIL Debt
Balance at 31.12.2004 (as per audited accounts)	(35,571,788)
Accrued interest on VSIL Debt from 1.1.2005 to date of EGM 9 May 2005 @ 5% per annum	(669,313)
Company’s working capital requirements to date of EGM	(1,200,000)

Estimated balance of VSIL Debt on date of EGM		(37,441,101)

Equity share of proceeds		16,558,899
Number of shares		39,950,625
Value per share (EUR)		0.41

On this basis, a payment of €1 per Ordinary Share represents a premium of approximately 141 per cent above the distribution that would be paid to Shareholders if VSIL was not prepared to elect not to receive its entitlement to an equivalent distribution to the Minority Shareholders and, therefore VSIL was not prepared to effectively fund the balance required to permit a payment of €1 per Ordinary Share.

Put and Call Option

As referred to in the announcement of the SN Air Transaction on 5 October 2004 the Company entered into Put and Call Options with the SN Air Group in respect of its SN Air Shareholding.  The Put Option is exercisable at a maximum of €54 million and the Call Option is exercisable at a maximum of €75 million.  Since the announcement, certain amendments to the SN Air Agreement have been made that may restrict or prevent the exercise of these Options within the Option Period.  In addition, exercise of both the Put Option and the Call Option can only take place provided that all the statutory conditions and formalities imposed by the Belgian Companies Code have been complied with.  Finally, the price that has to be paid for the SN Air Shareholding upon exercise of the Put or Call Option, will have to be financed and/or effected by means of (i) dividends paid by SN Air, or (ii) a capital reduction of SN Air, or (iii) an acquisition of the SN Air Shareholding by SN Air and/or DAT and or Virgin Express, or (iv) a combination of these means.

Notwithstanding that exercise of these Options is now restricted, and therefore unlikely given the different conditions that have to be fulfilled before the Put or Call Option can be exercised, the Independent Directors have considered the price of €1 per Ordinary Share relative to the Call Option price of €75 million.  Table 3 below indicates the estimated value per share that might apply if the Call Option in favour of the SN Air Group was exercised at the earliest opportunity being 12 April 2006.  In light of the above mentioned difficulties for exercise of the Put or Call Option, a discount would normally be applied to the likelihood of the Company being able to realise €75 million from its SN Air Shareholding.  Table 3 below does not however apply such discount to reflect this risk.  However, it does include an estimate of the future running costs of the Company as a listed company for the period until the date of earliest exercise of the Call Option.  Given the different conditions that have to be fulfilled for the exercise of the Put or Call Option, the Independent Directors are of the opinion that, in light of the current market circumstances, the exercise of the Call Option is very unlikely to occur but, if it did, it is more likely to occur towards the end of the Option Period by which time the estimated costs set out in Table 3 will have significantly increased.  Furthermore, it should be noted that the estimate of continuing compliance costs indicated in Table 3 are based on public surveys and not the result of a study by the Company of the exact amount it would cost to implement the necessary procedures.

As a result the Independent Directors would like to emphasise that the figures reflected in Table 3 are a mere example of a possible, although highly unlikely, scenario whereby the Call Option is exercised and the price for the SN Air Shareholding is paid to the Company at the beginning of the Option Period.  If, as indicated above, the Call Option were to be exercised towards the end of the Option Period, the costs, interest and royalty payment figures in Table 3 will have significantly increased resulting in an even lower value per share.

Table 3: Value relative to €75 million (“the Call Price”)

	EUR		EUR
Gross proceeds to VEX PLC (upon exercise of the Call Option on 12.4.2006)			75,000,000

Less VSIL Debt
Balance at as per Table 2 at 9.5.2005	(37,441,101)
Estimated compliance costs to 12.4.2006	(1,785,000)
Estimated royalty payments to 12.4.2006	(736,501	)(1)
Accrued interest on VSIL Debt from 9.5.2005 to 12.4.2006 @ an interest rate of 5% per annum	(1,862,434)
Estimated VEX PLC working capital requirement to 12.4.2006			(1,200,000)

Estimated post-completion VSIL Debt			(43,025,036)

Equity share of proceeds on exercise			31,974,964
Number of shares			39,950,625
Value per share (EUR)			0.80

Notes:

(1)                                  Under the terms of the SN Air Agreement, the Company will be responsible for the royalties due to the Virgin Group for the continuing use by Virgin Express NV/SA of the “Virgin” name.  The estimated figure is based on the revenue expectation of Virgin Express NV/SA x 0.5% royalty pa - the royalties have been calculated starting 31 March 2005 until 12 April 2006.

Even if one does not apply a discount to reflect (i) the risk of the Call Option not being exercised for the reasons mentioned above or (ii) the net present value of cash receipts that will not actually be received within the next year, the proposed exit price of €1 per Ordinary Share would still represent a premium of 25 per cent over the value per Ordinary Share, in the above mentioned hypothesis.  There is a possibility that if neither the Put Option nor the Call Option is exercised SN Air may itself be sold and that a premium above the Call Price could be realised by SN Air’s shareholders including the Company, ie the proportionate value of the Company would in such scenario be higher than the value of the Call Option (€75 million).  However, if this did happen the Independent Directors believe it is reasonable to assume that it would be likely to occur after 12 April 2008 (the final day of the Option Period) as the Board believes that the SN Air Group has the challenge of successfully putting the two companies under common ownership and supervision to overcome in implementing the SN Air Transaction before it can begin to contemplate such an exit.

If Shareholders vote in favour of all the resolutions set out in the notice of the Extraordinary General Meeting then it will allow the cash distribution to Minority Shareholders of €1 per Ordinary Share to proceed.  If the resolutions are not all passed then, as demonstrated by the tables above, the implied equity value would be significantly less than €1 per Ordinary Share.

4.                                                Funding the distribution to Minority Shareholders of €1 per Ordinary Share

Whilst the sale of the Company’s interest in SN Air will realise €54 million in cash, this would still leave insufficient funds in the Company to pay all Shareholders €1 per Ordinary Share after taking into account the projected VSIL Debt at the date of the EGM of €37.4 million.  The Company requires an additional €23.4 million to repay the VSIL Debt in full and to pay all Shareholders €1 per Ordinary Share.  Therefore the Company has negotiated with and obtained the agreement of VSIL to elect not to receive such amount of its entitlement to a distribution on liquidation of the Company as is sufficient to enable the payment of €1 per Ordinary Share to Guaranty Nominees Limited (on behalf of DR Holders) (after repayment of the VSIL Debt) and to direct the Liquidators to make an equivalent payment to Guaranty Nominees Limited (on behalf of DR Holders) in respect of such election.  On the basis of a distribution of €1 per Ordinary Share VSIL would be entitled to a payment of €35.4 million, but after taking into account the costs associated with the Proposal, VSIL will receive an effective distribution of approximately €12.1 million or €0.34 per Ordinary Share.

5.                                                Members Voluntary Liquidation

A Members Voluntary Liquidation is a solvent winding up of the Company conducted under English law pursuant to the Insolvency Act 1986.  The Liquidators will be insolvency practitioners licensed to practice as such within England and Wales.

Prior to the commencement of the winding up, the Directors will resolve to wind-up the Company and convene an EGM, and will also be required to swear a statutory declaration of solvency, stating that they have made full enquiry into the affairs of the Company and that having done so they have formed the opinion that the Company will be able to pay its debts in full together with statutory interest at the official rate within a period of up to 12 months from the commencement of the winding up.  The Company will then be placed into liquidation by a special resolution of the Shareholders, who will also pass an ordinary resolution appointing the Liquidators.  It is the Shareholders who approve the conduct of the winding up by the Liquidators.

Following the passing of the winding up resolution and the appointment of the Liquidators by the Shareholders, the Liquidators will assume control of the Company.  The Liquidators will advertise the winding up, details of their appointment and will also advertise for creditors to prove their claims in the liquidation.

Any debts owed by the Company to its creditors will be paid in full by the Liquidators and thereafter the Liquidators will make the final distribution to the Shareholders.  After the final distribution to the Shareholders has been made the Liquidators will proceed to finalise the winding up of the Company.

It is proposed that application will be made for the Company’s dormant subsidiaries, being Virgin Express (Ireland) Limited, VEX Airlines (UK) Limited and Virgin Express France SA, to be struck off or dissolved.

At the conclusion of the Members Voluntary Liquidation, the Liquidators will be required to submit a report on the conduct of the liquidation to the Shareholders for their approval.  Once the liquidation has been completed, the Company will be automatically dissolved three months after the Liquidators have filed their final return at Companies House.

6.                                                Mechanics and costs related to the distribution to Minority Shareholders of €1 per Ordinary Share

Cash distributions will be made by the Liquidators in the first instance to Guaranty Nominees Limited (on behalf of JPMorgan Chase Bank as custodian for Sogès-Fiducem in relation to Ordinary Shares represented by IDSs and for JPMorgan Chase Bank, N.A. in relation to Ordinary Shares represented by ADSs).  Guaranty Nominees Limited (on behalf of JPMorgan Chase Bank) will forward the appropriate proportion of the cash distribution to Sogès-Fiducem and JPMorgan Chase Bank, N.A. who will in turn ensure the onward distribution of the appropriate proportion of the cash balance to DR Holders as set out below.

Distribution to ADR Holders

In order to effect the cash distribution to ADR Holders, prior to the Effective Date the Company will give notice to the ADR Depositary to terminate the relevant Deposit Agreement conditional upon the passing of the Resolutions, subject to the continuing contractual obligations of the ADR Depositary to convert, hold and then distribute to the relevant ADR Holder or pay to the relevant State such cash distribution in the manner as summarised below and as provided for in the Deposit Agreement.  Upon termination of the Deposit Agreement taking effect the ADR Depositary will serve 30 days notice on ADR Holders to terminate the ADR programme.  In order to receive their cash distribution, ADR Holders should return a completed transmittal card and surrender their ADRs (if in certificated form) to the ADR Depositary, failing which the ADR Depositary will hold such cash distribution for a period of time dependent upon the laws of the State in which such ADR Holder is resident at which time any unclaimed distributions will be paid to the relevant State.  ADR Holders will receive their cash distribution in US$ at the prevailing exchange rate on the date that the ADR Depositary converts the cash distribution from the Liquidators which will occur as soon as is practicable following receipt.  Further details can be found in paragraph 2 of Part III of this document and will be set out in the termination notice served by the ADR Depositary on ADR Holders.

Distribution to IDR Holders

Sogès-Fiducem will make the cash distribution available to IDR Holders holding their IDRs in book entry form through CIK two days following receipt of funds from Guaranty Nominees Limited (which is itself expected to occur within 30 days of the Effective Date).  More precisely, once the financial intermediaries of the IDR Holders have duly transferred the IDRs on the credit position of the ING account of Sogès-Fiducem with the CIK, Sogès-Fiducem will credit the CIK affiliates concerned with the respective counter value of the IDRs so credited who in turn will credit the IDR Holders’ account with them.  As a result Sogès-Fiducem will not thereafter hold any monies on behalf of IDR Holders. IDR Holders’ accounts will be credited in accordance with the applicable policies of, and subject to the charges, if any, of their respective financial intermediaries.

Costs

The costs of Guaranty Nominees Limited, JPMorgan Chase Bank, Sogès-Fiducem and JPMorgan Chase Bank, N.A. will be deducted from the cash distribution.  In the case of IDR Holders this is expected to amount to 1 per cent of the cash distribution (plus duty of 21 per cent thereon) and in the case of ADR Holders this is expected to amount to 5 cents per ADS.  DR Holders will also be subject to the charges, if any, imposed by the financial intermediaries through whom they hold their ADRs or IDRs.

7.                                                Taxation

Your attention is drawn to the information regarding taxation in relation to the Proposal contained in paragraph 3 of Part III of this document.

8.                                                Implementation of the Proposal

An Extraordinary General Meeting is being convened for 10 am on 9 May 2005 to vote on the implementation of the Proposal.  The notice convening the EGM is set out at the end of this document.  Further details of the EGM are set out in paragraph 10 below.

If all the Resolutions are passed and the Proposal becomes effective, the Company will not be required to send any further audited accounts or other financial information to Shareholders, save that the Liquidator(s) will be responsible for sending to Shareholders reports on the progress of the winding up as required by statute.

9.                                                Transfers and Dealings

The registers of the Company will be closed at the close of business on 9 May 2005 and, to be valid, all transfers must be lodged with the registrars before that time.  Transfers received by the registrars after the close of business on 9 May 2005 will be returned to the person lodging same.

If all the Resolutions are passed, the Proposal will become effective and, immediately following the initial distribution to Shareholders (currently anticipated to take place on 8 June 2005), the securities of the Company will be delisted from Euronext and upon delisting the Company’s registration requirements and reporting obligations under (i) Belgian Securities and market laws and regulations and (ii) the Exchange Act will be terminated.

If the Resolutions are not all passed, the Proposal will not become effective and the Company will remain as presently constituted and the distribution by the Liquidators referred to above will not be made.

10.                                          Extraordinary General Meeting

The Extraordinary General Meeting is being convened for 10 am on 9 May 2005.  At the meeting, the Resolutions will be proposed to implement the Proposal.  The Resolutions will require the approval of a simple majority (ie over 50 per cent) of those voting in person or by proxy at the meeting, in the case of the first, third, fourth, fifth and sixth resolutions and the approval of 75 per cent, of those voting in person or by proxy at the meeting, in respect of the second and seventh resolutions.  VSIL has irrevocably undertaken to vote in favour of the Proposal in respect of its entire holding of 35,083,686 Ordinary Shares and has also irrevocably undertaken to direct Guaranty Nominees Limited to vote in favour of the Proposal in respect of the 329,666 ADRs held on behalf of VSIL which together represents 88.64 per cent of the issued share capital of the Company.

The first resolution, which will be proposed as an ordinary resolution, is required to approve the acquisition by Vexair of the SN Air Shareholding from the Company since Vexair is a company connected with Sir Richard Branson, a director of the Company, and the acquisition is thus a related party transaction requiring shareholder approval, pursuant to section 320 of the Companies Act.

The second resolution, which will be proposed as a special resolution, is required to approve the winding up of the Company.  The third, fourth, fifth and sixth resolutions which will be proposed as ordinary resolutions, are required (i) to appoint the Liquidators; (ii) to authorise the Liquidators to act independently; (iii) to authorise the Liquidators to exercise certain powers under the Insolvency Act 1986, such as paying classes of creditors in full and applying for the delisting of the securities of the Company from Euronext and the OTC Bulletin Board service of NASDAQ; (iv) to ensure that the Company’s books and records are preserved for sufficient time for the Liquidators to complete the winding up.

The seventh resolution, which will be proposed as an extraordinary resolution, is required in order to authorise the Liquidators to divide up and distribute the assets of the Company to the Members.

You will find enclosed with this document a form of proxy for use at the Extraordinary General Meeting.  To be valid, forms of proxy must be completed and returned to the registrars to be received not less than 48 hours before the Extraordinary General Meeting.  The completion and return of a form of proxy will not prevent Shareholders who are entitled to vote from attending and voting in person if they so wish.  Shareholders are urged to vote and express their views on the Proposal.

11.                                          Information for ADR and IDR Holders

ADR and IDR Holders should refer to paragraph 2 of Part III of this document, which contains important information relevant to such holders, including information with respect to instructing the ADR Depositary and the IDR Depositary as to how to vote the Ordinary Shares underlying your ADRs or IDRs, as the case may be.

12.                                          Documents available for inspection

Copies of this document as well as the following documents will be available for inspection at the website of the Company (www.virgin-express.com), at the offices of Eversheds LLP, Senator House, 85 Queen Victoria Street, London EC4V 4JL and at ING, www.ing.be, 24 Avenue Marnix - Marnixlaan at 1000 Brussels, Belgium (02/464 60 04) during normal business hours on any weekday (Saturdays and public holidays excepted) until the Effective Date:

(a)                                                             the Memorandum and Articles of Association of the Company; and

(b)                                                            the audited consolidated accounts of the Company for each of the three financial years ended 31 December 2002, 31 December 2003 and 31 December 2004.

13.                                          Recommendation

The Independent Directors firmly believe that the Proposal is in the best interests of Shareholders as a whole and recommend all Shareholders to vote in favour of all the Resolutions to be proposed at the Extraordinary General Meeting as they intend to do in respect of their own beneficial holdings, which amount to 1416 Ordinary Shares, representing approximately 0.0035 per cent of the issued ordinary share capital of the Company.

Yours faithfully,

David Hoare
(Chairman)

PART II

SUMMARY OF THE AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

Set out below is the Company’s profit and loss account for the year ended 31 December 2004 and the consolidated balance sheet as at 31 December 2004 as extracted from the audited consolidated financial statements of the Company and the VEX Group for the year ended 31 December 2004.  (A copy of the full audited consolidated accounts will be available to Minority Shareholders free of charge at the Company’s registered office until the date of the EGM - see also “Documents available for inspection” in paragraph 12 of Part 1 of this document)

Profit and loss account

for the year ended 31 December 2004

	2004	2003
	€000	€000

Turnover	179,826	207,065
Cost of sales	(167,678)	(203,155)

Gross profit	12,148	3,910
Administrative expenses	(16,088)	(19,917)

Operating loss	(3,940)	(16,007)

Other interest receivable and similar income	201	467
Interest payable and similar charges	(2,892)	(3,541)

Loss on ordinary activities before taxation	(6,631)	(19,081)
Tax charges on loss on ordinary activities	(417)	(281)

Loss on ordinary activities after taxation	(7,048)	(19,362)
Equity minority interest	(260)	(217)

Loss for the financial year	(7,308)	(19,579)

Loss per share - basic	€(0.18)	€(0.86)
- diluted	€(0.18)	€(0.86)

Consolidated balance sheet

as at 31 December 2004

	2004	2003
	€’000	€’000
Fixed assets
Intangible assets	100	96
Tangible assets	1,542	2,375

	1,642	2,471
Current assets
Stock	277	319
Debtors	24,785	38,050
Cash at bank and in hand	16,562	18,467

	41,624	56,836

Creditors: amounts falling due within one year	(73,469)	(63,232)

Net current liabilities	(31,845)	(6,396)

Total assets less current liabilities	(30,203)	(3,925)

Creditors: amounts falling due after more than one year	—	(20,144)
Provisions for liabilities and charges	(5,369)	(4,238)

Total net liabilities	(35,572)	(28,307)

Capital and reserves
Called up share capital	476	476
Share premium account	125,039	125,039
Other reserve	1,001	1,001
Profit and loss account	(163,019)	(155,711)

Equity shareholders’ deficit	(36,503)	(29,195)
Equity minority interest	931	888

	(35,572)	(28,307)

PART III

ADDITIONAL INFORMATION

1.                                                General information concerning the Company

1.1                                          General corporate information concerning the Company

Corporate name	Virgin Express Holdings PLC

Previous name	Virgin Express Holdings Limited

Registered office	120 Campden Hill Road, London W8 7AR, UK

Date of incorporation	28 August 1992 Re-registered as a public company on 22 October 1997

Language of charter	English

Duration	Unlimited

Legislation under which the Company is incorporated and is operating	England and Wales

Legal form	Public limited company

Incorporated as	Private limited company

Registered number	Company number 2743543

Place in Belgium where this circular and the information relating to the Company mentioned in this circular can be inspected *	ING 24 Avenue Marnix - Marnixlaan 1000 Brussels Belgium

* This information includes the Memorandum and Articles of Association of the Company and audited annual accounts of the last three years.  This circular and this information are also available via the website of the Company:
www.virgin-express.com.

1.2                                          Share capital of the Company

The authorised, issued and fully paid ordinary share capital of the Company as at the date of this document is as follows:

Share Capital	Ordinary Shares of €0.01 each (“Ordinary Shares”)	Deferred Shares of £1 each (“Deferred Shares”)
Authorised	66,000,000	50,000 (non-voting)
Issued	39,950,625	50,000 (non-voting)
Paid Up	39,950,625 are fully paid up as to 100 per cent	2 are fully paid up - 49,998 are only 25 per cent paid up
Unissued	26,049,375	Nil

Authorised Share Capital:

means the number of shares that a company can issue without a further shareholder’s resolution

The authorised share capital of a UK company can be increased by decision of a shareholders’ meeting. Authorised shares can be issued by the directors of the company as long as the directors are authorised by shareholders under section 80 of the Companies Act

Issued Share Capital:

means the number of shares that have already been issued and allotted by the directors to the shareholders

The issued capital of a UK company can be increased by decision of the board of directors without requiring a further shareholders’ meeting, nor a modification of the articles of incorporation of the company (provided there is sufficient authorised capital and the directors have been authorised to allot these shares)

Paid up Share Capital:	means the proportion of the issued share capital in relation to which the nominal amount of the relevant shares has been received by the company

Unissued Share Capital:	means those shares which are authorised but not yet issued

Deferred Shares:

pursuant to section 118 of the Companies Act, a UK public company must have £50,000 of its share capital denominated in Sterling. The Deferred Shares exist to comply with that requirement without conferring any economic value upon the relevant shares. All the economic value is in the Ordinary Shares, which are denominated in Euro. The Deferred Shares do not confer rights on the holder to receive notice of or attend or vote at any meeting of shareholders, are not eligible to receive any dividend declared or paid by the directors and have no rights to share in any surplus declared on a winding up and no other rights whatsoever other than to receive repayment of the capital paid up on those shares at the time of any winding up

No other securities

Save as disclosed herein, the Company has not issued any securities that would affect the share capital of the Company nor has it issued any convertible bonds, any bonds redeemable into shares, any bonds with warrants or any similar securities.

1.3                                          Brief description of the VEX Group

Structure as of 15 April 2005

Virgin Group Investments Limited
100%
Barfair Limited
100%
Voyager Investments (BVI) Limited
100%
Virgin Voyager Limited
100%
Virgin Group Limited
100%
Voyager Group Limited
100%
Virgin Management Limited
100%
VML2 Limited
Virgin Sky Investments Limited
Public Shareholders
11.36%
88.64%
Virgin Express Holdings Plc
100%
Virgin Express (Ireland) Ltd
29.90%
SN Air
100%
Vex Airlines (UK) Ltd
99.99%
Virgin Express France SA
100%
Virgin Express NV/SA
DAT
Virgin Express Catering Services NV/SA

VGIL (Virgin Group Investments Limited)

VGIL is the ultimate parent company of the Company.  VGIL’s interest is held through its wholly owned indirect subsidiary, VSIL.  VGIL’s principal shareholders are certain trusts, none of which individually has a controlling interest in VGIL and Sir Richard Branson.  The principal beneficiaries of these trusts are Sir Richard Branson and/or members of his immediate family.  VGIL is incorporated in the British Virgin Islands.

VSIL (Virgin Sky Investments Limited)

VSIL is the investment holding company of VSIL for the low cost airline carriers and is the parent company of Virgin Blue Airlines Pty Ltd and the Company.

SN Air (SN Airholding)

The Company owns a 29.9 per cent shareholding in SN Airholding, a limited liability company incorporated under the laws of the Kingdom of Belgium having its registered office at 20, Boomkwekerijstraat - Rue de la Pépinière, 1000 Brussels, Belgium, which it acquired pursuant to completion of the SN Air Agreement.  SN Air holds 100 per cent of the shares of Virgin Express NV/SA and 91.63 per cent of the shares of DAT.

Virgin Express NV/SA

Virgin Express NV/SA is a limited liability company incorporated under the laws of the Kingdom of Belgium (“naamloze vennootschap”/”société anonyme”) having its registered office at 100-102 Jaargetijdenlaan - Avenue des Saisons, 1050 Brussels, Belgium, and its principal place of business at Building 116, Brussels Airport, 1820 Melsbroek.  The registered share capital of Virgin Express NV/SA is €1,211,000 and is represented by 733,506 shares.

Virgin Express NV/SA operates the “Virgin Express” airline from its base in Brussels.  Prior to completion of the SN Air Agreement, Virgin Express NV/SA was a wholly owned subsidiary of the Company and the principal operating subsidiary of the Company.  Pursuant to the contribution of the shares held by the Company in Virgin Express NV/SA to the capital of SN Air, Virgin Express NV/SA is now a wholly owned subsidiary of SN Air.

Virgin Express (Ireland) Limited

Virgin Express (Ireland) Limited was incorporated in Ireland on 10th September 1998 as a wholly owned subsidiary of the Company.  It used to be a low cost subsidiary operating flights from Shannon.  Following a strategic review in December 2000 the Company decided to concentrate on its Brussels’ hub and to cease operations from Ireland.  Operations effectively ceased as from the end of March 2001.

VEX Airlines (UK) Limited

VEX Airlines UK Limited was incorporated in the United Kingdom on 9th February 2001 as a wholly owned subsidiary of the Company.  It provided personnel to Virgin Express NV/SA for the operation of its Brussels to London routes and ceased operations once Virgin Express NV/SA terminated this route (as of the end of October 2002).

Virgin Express France SA

The Company owns 99.99 per cent of Virgin Express France SA.  The remaining shares are held by incumbent and previous directors of Virgin Express France SA.  Virgin Express France SA was incorporated in France on 6th November 1995.  It was a charter operator until it ceased operations as of 31st March 1999.

Virgin Express Catering Services NV/SA

Virgin Express NV/SA owns 50.08 per cent of Virgin Express Catering Services NV/SA (VCatS), a limited liability company incorporated under the laws of the Kingdom of Belgium (“naamloze vennootschap”/”société anonyme”) providing catering to Virgin Express NV/SA.  Alpha Airport Holdings BV holds the remaining shares.

Delta Air Transport (DAT) NV/SA

Delta Air Transport NV/SA is a limited liability company incorporated under the laws of the Kingdom of Belgium (“naamloze vennootschap”/”société anonyme”) having its registered office at 11 Koloniënstraat - Rue des Colonies, 1000 Brussels, Belgium, which is a 91.63 per cent subsidiary of SN Air and operates the “SNBA” airline.

1.4                                          Corporate Purpose of the Company

Article 4 of the Memorandum of Association of the Company sets out the Company’s corporate purpose as:

A)                                          To carry on business as a general commercial company.

B)                                            To carry on another business which, in the opinion of the Company, may be capable of being conveniently or profitably carried on in connection with or subsidiary to any other business of the Company and is calculated to enhance the value of the Company’s property.

C)                                            To carry on the activities of a holding company and to control and coordinate the policy, activities and administration and to promote the beneficial cooperation of any subsidiary companies or any other companies in which the Company is or may be interested and to make or do or assist in making or doing such arrangements and things as may be considered desirable with a view to causing the business of any such companies to be carried on economically and profitably ant to promote the success thereof.

D)                                           To purchase or buy any other means acquire freehold, leasehold or any other property for nay estate or interest whatever, movable or immovable or any interest in such property, and to sell, lease, let on hire, develop such property, or otherwise turn the same to the advantage of the Company.

E)                                             To apply for, register or by other means acquire any patents, patent rights, (“brevets d’invention”), licences, trademarks, concessions and inventions and to use and turn to account the same or to develop, sell or assign the same or grant licences or privileges in respect thereof or otherwise turn the same to the advantage of the Company.

F)                                             To build, reconstruct or generally maintain buildings and works of all kinds, whether or not these are situated on the property of the Company.

G)                                            To invest and deal with the monies of the Company is such shares or upon such securities and in such manner as from time to time may be determined.

H)                                           To enter into arrangements for joint workings in business or amalgamate with or enter into any partnership or arrangement for sharing profits, union of interest, reciprocal concession or cooperation with any company, firm or person carrying on or proposing to carry on any business within the objects of this Company or which is capable of being carried on so as directly or indirectly to benefit the Company.

I)                                                To purchase or otherwise acquire, take over and undertake all or any part of the business, property, liabilities and transactions of any person, firm or company carrying on any business the carrying on of which is calculated to benefit this Company or to advance its interests, or possessed of property suitable for the purposes of the Company.

J)                                               To sell, improve, manage, develop, turn to account, let on rent or royalty or share of profits or otherwise, grant licences or easements or other rights in or over, or in any other manner deal with or dispose of the undertaking and all of any of the property and assets for the time being of the Company for such consideration as the Company may think fit.

K)                                           To subscribe for, take, purchase or otherwise acquire either for cash, shares or debentures in this Company or any other consideration any other company or business which, in the opinion of the Company, maybe carried on so as directly or indirectly to benefit the Company.

L)                                             To sell or otherwise dispose of the whole of any part of the business or property of the Company for any consideration, shares or debentures as the Company may think fit.

M)                                        To lend and advance money to give credit on any terms and with or without security to any company, firm or person (including without prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with, the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms, and to secure or guarantee in any manner and upon any terms the payment of any sum of money or the performance of any obligation by any company, firm or person (including without prejudice to the generality of the foregoing any such holding company, subsidiary, fellow subsidiary or associated company as aforesaid).

N)                                           To borrow or raise money in any manner and to secure the repayment of any money borrowed raised, or owing by mortgage, charge, standard security, lien or other security upon the whole or any part of the company’s property or assets (whether present or future), including its uncalled capital and also by a similar mortgage, charge, standard security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it.

O)                                           To draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants, debentures and other negotiable or transferable instruments.

P)                                             To apply for, promote, and obtain any act of Parliament, order, or licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company’s constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company’s interests, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company’s interests.

Q)                                           To support and subscribe to any funds and to subscribe to or assist in the promotion of any charitable, benevolent or public purpose or object for the benefit of the Company or its employees, directors or other officers past or present and to grant pensions to such persons or their dependants.

R)                                            To distribute among the Members (ie Shareholders) of the Company in kind any property of the Company of whatever nature.

S)                                             To pay all or any expenses in connection with the promotion, formation and incorporation of the Company, or to contract with any company, firm or person to pay the same, and to pay commission to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares or other securities of the Company.

T)                                            To do all such other things as may be deemed incidental or conductive to the attainment of the Company’s objects or any of them.

None of the objects set forth in any sub-clause of this clause shall be restrictively construed but the widest interpretation shall be given to each such object, and none of such objects shall, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other object or objects set forth in any such sub-clause or by reference to or inference from the terms of any other sub-clause of this clause, or be reference to or inference from the name of the Company.

1.5                                          Directors Interests in Ordinary Shares and share options

As at 12 April 2005 (being the latest practicable date before the publication of this document, Mr D Hoare had an interest in 666 Ordinary Shares (in ADR form) representing 0.0017 per cent of the existing issued share capital of the Company and Mr L J Bertrand had an interest in 750 Ordinary Shares in ADR Form (0.0019 per cent) in the Company.  None of the other Directors has any disclosable interest in the shares of the Company.

According to the register of directors’ interests, no rights to subscribe for shares in or debentures of the Company were granted to any of the directors or their families, or exercised by them, during the financial year except as indicated in the following table.

Name of Director	Number of options (ADR equivalent)	Exercise price US$	Date from which exercisable	Expiry Date
LJ Bertrand	2,333	5.67	Feb 2000	Feb 2010
LJ Bertrand	3,333	3.5625	Feb 2001	Feb 2011
LJ Bertrand	3,333	5.67	Apr 2003	Apr 2012
DA Hoare	100,000	5.67	Feb 2004	Feb 2010
DA Hoare	49,667	3.5625	Feb 2004	Feb 2011
N Burrows	25,000	5.67	Oct 2001	Feb 2010
N Burrows	20,000	4.5	Jun 2002	Feb 2010
N Burrows	49,667	3.5625	Feb 2004	Feb 2011
N Burrows	5,000	5.67	Apr 2003	Apr 2012
M Poole	3,333	3.15	Aug 2004	July 2011

1.6                                          The present Shareholders of the Company

The table below sets out details of the two Shareholders entered in the register of Shareholders of the Company as at 12 April 2005 (being the latest practicable date prior to publication of this document).

NAME & ADDRESS	NUMBER OF SHARES
VSIL	35,083,686 Ordinary Shares 50,000 Deferred Shares

Guaranty Nominees Limited	4,866,939 Ordinary Shares represented by IDRs and ADRs

Total :	39,950,625 Ordinary Shares

50,000 Deferred Shares

Save for these interests and the interests of the Directors disclosed herein, the Company is not aware of any direct or indirect interest (within the meaning of section 324 of the Companies Act) which represents 5 per cent or more of the Company’s existing issued share capital.

There are no shareholders’ agreements existing between the Shareholders.

2.                                                The ADRs and IDRs

2.1                                          Background and General Overview

The share capital of the Company is described in detail in paragraph 1.2 of Part III of this document.  Part of the Ordinary Shares is represented by (i) ADSs evidenced by ADRs and (ii) IDSs evidenced by IDRs.

At the time of the public offer of the Ordinary Shares in 1997, US investors were understood to be more inclined to invest in airlines than UK investors.  A float in Belgium was also considered to be attractive to Belgian investors as Virgin Express NV/SA (ie the operating subsidiary of the Company) was a Belgian airline.  Rather than seeking a direct listing of its Ordinary Shares in Belgium, it was at that time felt that a similar method to that used in the United States was more appropriate.  Moreover, in Belgium, all shares - be they Belgian or foreign - are listed in bearer form.  Since the Ordinary Shares of the Company were registered shares, the IDRs allowed the Company to offer to investors bearer certificates representing ownership of Ordinary Shares in the capital of the Company.

The Company was thus advised to offer IDSs and ADSs, which are mutually exchangeable and which are evidenced by IDRs and ADRs respectively.

Accordingly:

One ADR or IDR evidences one ADS or IDS

One ADS or IDS represents one Ordinary Share

In the United States the ADRs were issued under a deposit agreement dated 12 November 1997, as amended, by Morgan Guaranty Trust Company of New York (now called JPMorgan Chase Bank, N.A.).  The Company’s ADRs were quoted on NASDAQ, until June 2002, when the quotation was transferred to the OTC Bulletin Board due to the cost and administrative burden of maintaining a full NASDAQ quotation.

The IDRs were originally issued by Morgan Guaranty Trust Company of New York (now called JPMorgan Chase Bank, N.A.).  The IDRs were admitted to listing on Euronext Brussels on 13 November 1997 under the symbol VIRG.BR.  On 25 June 1998, Sogès-Fiducem took over the IDR activity.  The IDRs are negotiable bearer certificates and are traded through the book-entry settlement system of the CIK.  Book entry is a method of recording and transferring ownership of securities electronically (between accounts), eliminating the need for physical certificates.  As at 3l March 2005 there were 3,861,942 IDRs of the Company in issue.

In the register of Shareholders of the Company (comparable to the shareholders’ register of a Belgian company), only VSIL and Guaranty Nominees Limited are registered as holders of Ordinary Shares.  Guaranty Nominees Limited acts as nominee of the IDR Holders (via Sogès-Fiducem as intermediary) and of the ADR Holders.  The Company does not hold any of its own shares.

The following chart is intended to provide a general overview of the Ordinary Share/IDS/IDR/ADS/ADR structure of the Company:

(*)        JPMorgan Chase Bank acts as custodian for Sogès-Fiducem in relation to Ordinary Shares, represented by IDSs (evidenced by IDRs) and acts as custodian for JPMorgan Chase Bank, N.A. in relation to Ordinary Shares, represented by ADSs (evidenced by ADRs).

2.2                                          Details of the ADRs and IDRs currently listed

The following table provides a brief summary of the main elements concerning the currently listed depositary receipts.

IDR Program		ADR Program
Depositary:	Sogès-Fiducem	Depositary:	JPMorgan Chase Bank, N.A.

Status:

Bearer certificates

(The IDRs are traded through the book-entry settlement system of the CIK and for as long as this is the case, all IDRs are evidenced by one or more global certificates held by CIK. Transfers of IDRs are made through book entry procedures)

		Status:	Registered certificates

Market:	Euronext	Market:	OTC Bulletin Board Service of NASDAQ

DR/shares ratio:	1 for 1	DR/shares ratio:	1 for 1

Total in issue:	3,861,942 as at 31 March 2005	Total in issue:	1,004,997 as at 31 March 2005

Important Information for holders of ADRs and IDRs

Holders of ADRs and IDRs will not, except as described below, be entitled to attend the Extraordinary General Meeting (although the Depositaries are entitled pursuant to the Deposit Agreements to direct Guaranty Nominees Limited, the registered holder of Ordinary Shares underlying the ADSs and IDSs to vote in accordance with the written instructions that may be received from holders of ADRs and IDRs).  Holders of ADRs and IDRs who wish to attend the Extraordinary General Meeting should take steps to present their ADRs or IDRs to the relevant Depositary for cancellation and (upon compliance with the terms of the relevant Deposit Agreement, including payment of the Depositary’s fees and any applicable taxes and governmental charges) delivery of Ordinary Shares so as to become registered holders of Ordinary Shares prior to the Voting Record Date.  The Voting Record Date is 5pm on 6 May 2005 and the Extraordinary General Meeting will be held at 10am on 9 May 2005.

Holders of ADRs on the record date for the determination of the ADRs entitled to provide voting instructions will receive voting instruction cards directly from the ADR Depositary.  The latest time for receipt by the ADR Depositary of voting instruction cards from holders of ADRs is expected to be 29 April 2005.  Sogès-Fiducem will publish the Notice of Extraordinary Meeting in two papers in Belgium together with the procedure to be followed by IDR holders if they wish to vote.  The latest time for receipt by the IDR Depositary of voting instruction cards from holders of IDRs is expected to be 2 May 2005.  If the ADR Depositary fails to receive a voting instruction card from an ADR Holder prior to the applicable deadline, then pursuant to the Deposit Agreement the ADR Depositary will not vote the Ordinary Shares underlying the ADSs of such ADR Holder.

The Company intends to instruct the Depositaries to terminate the Deposit Agreement’s following the EGM, subject to the passing of the Resolutions.  For the purpose of terminating the relevant Deposit Agreement, the ADR Depositary will mail notice of such termination to the holders of ADRs outstanding at least 30 days prior to such termination.

Within 30 days of the Effective Date, (i) the Depositaries will receive a cash amount equal to €1 multiplied by the aggregate number of Ordinary Shares held by the Depositaries (via Guaranty Nominees Limited and JPMorgan Chase Bank) on behalf of DR Holders as at the

Effective Date; (ii) all ADRs and IDRs, and the ADSs and IDSs evidenced by such ADRs and IDRs, will be cancelled; and (iii) the ADR facility and the IDR facility will be terminated.

The costs of Guaranty Nominees Limited, JPMorgan Chase Bank, Sogès-Fiducem and JPMorgan Chase Bank, N.A. will be deducted from the cash distribution.  In the case of IDR Holders this is expected to amount to 1 per cent of the cash distribution (plus duty of 21 per cent thereon) and in the case of ADR Holders this is expected to amount to 5 cents per ADS.  DR Holders will also be subject to the possible charges imposed by the financial intermediaries through whom they hold their ADRs or IDRs.

The above contains a summary of certain provisions of the Deposit Agreements.  This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Deposit Agreements.  Copies of the Deposit Agreement relating to the ADRs will be available for inspection at the Transfer Office of the ADR Depositary, currently located at 4 New York Plaza, 13th Floor, New York, NY 10004 United States.  A copy of the Deposit Agreement relating the ADRs has also been filed by the Company on its Registration Statement, File No. 333-78580 on Form F-6 filed with the SEC.  Copies of materials filed with the SEC may be obtained as described in paragraph 5 of Part III of this document. Copies of the Terms and Conditions of the IDRs will be available for inspection at the office the IDR Depositary, currently located at Avenue Marnix, Marnixlaan 24, 1000 Brussels, Belgium.

2.3                                          Outline information on the Ordinary Shares underlying the ADRs and IDRs

The following rights are attached to the Ordinary Shares of the Company pursuant to the Charter of the Company.  All references to Articles in this document are to Articles within the Company’s Charter.  The rights attached to the Deferred Shares are also described to the extent that such rights impact on the holders of Ordinary Shares:

Voting rights

The Ordinary Shares carry voting rights and on a poll each Shareholder shall have one vote for every Ordinary Share held by him.  The Deferred Shares do not carry any right to receive notice of, attend or vote at any meeting of the Shareholders.  No Shareholder shall be entitled to vote at any general meeting or upon a poll either personally or by proxy in respect of any share upon which any call or other monies due and payable have not been paid (Article 69).

If a Shareholder has been served with a notice requiring any Shareholder (or other person appearing to be interested in shares of the Company) to disclose to the Company in writing such information as the Director shall require relating to the ownership of or interest in the shares (“Disclosure Notice”) and such Shareholder has defaulted in supplying to the Company the information required within the prescribed period, the Directors may in their absolute discretion at any time thereafter serve a direction notice on such Shareholder to the effect that in relation to the shares in respect of which the default occurred such Shareholder shall not be entitled to vote either personally or by proxy at a general meeting of the Company or to exercise any other right conferred by membership in relation to general meetings of the Company or meetings of the holders of any class of shares of the Company (Article 39 (E)).

A registered holder of an affected share (ie one which, due to the nationality of the holder, is deemed by the Directors to jeopardise the continuation of the operating licence in some way) upon whom a notice has been served and/or any other person appearing to the Directors to be interested in that share shall not (if so specified in such notice) be entitled, in respect of such affected share, to attend, speak or vote at any general meeting or any meeting of the holders of any class of shares.  The votes are instead passed to the chairman of the meeting who shall vote the shares at his discretion.  A Shareholder’s nationality may jeopardise the status of the operating licence if he is not an EEA National (Article 11 (F) (i)).

The Directors may suspend voting by proxy at any meeting of Shareholders in respect of all or any part of the listed share capital or make such amendments to the procedure as in their absolute discretion they shall determine (Article 11 (D) (ii) (d)).

Dividend rights

The Company in general meeting may from time to time declare dividends but no such dividends shall be payable otherwise than out of the profits of the Company available for the purpose of paying dividends in accordance with the Companies Act.  No higher dividend shall be paid than is recommended by the Board.  All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares.  The holders of the Deferred Shares will not be eligible to receive any dividend declared or paid (Articles 127 to 135).

In accordance with Article 135 of the Charter, any dividend which has remained unclaimed for a period of 12 years from the date of declaration thereof shall at the expiration of that period be forfeited and cease to remain owing by the Company and shall thenceforth belong to the Company absolutely.

Rights regarding liquidation

The holders of the Deferred Shares shall have no right to share in any surplus declared on a winding up and no other rights whatsoever other than to receive repayment of the capital paid up on those shares at the time of any winding up.  On liquidation, a liquidator may, with the authority of an extraordinary resolution, divide among the Shareholders in specie the whole or any part of the assets of the Company and may determine how such division shall be carried out as between the Shareholders (Articles 4 and 157).

Class rights

None of the rights attached to any class of shares shall be modified, varied, or abrogated in any manner except with the consent of the holders of three quarters nominal value of the issued shares of the class (Article 49).

3.                                                Taxation

Belgian Taxation

The information below relates to current Belgian tax law and practice and is subject therefore to any subsequent changes therein.  This information is applicable only to corporate DR Holders which are tax resident in Belgium and to individual DR Holders who are tax resident in Belgium and who hold their ADS/IDS as a private investment and not in the framework of their professional activities.  It may therefore not apply to certain categories of person, such as individual dealers in securities.  This information is given by way of a general summary and does not constitute legal or tax advice to any such shareholders.  Persons who are in any doubt about their taxation position should consult their own independent professional adviser.

DR Holders will be receiving entirely cash on the winding up of the Company. The positive difference between the distribution made by the Liquidator and the fiscal paid-up capital represented by the Ordinary Shares concerned will be considered as a dividend in the hands of the Belgian DR Holders.

In the hands of a Belgian individual DR Holder, this dividend will be subject to a 10 per cent taxation in Belgium.

In the hands of a Belgian corporate DR Holder, the part of the liquidation proceeds that exceeds the investment value will as a rule be subject to the standard corporate income tax and will therefore be taxable at 33.99 per cent.  By way of exception, a 95 per cent relief under the participation exemption might, depending on the UK tax treatment be available if all of the following conditions are fulfilled:

•                                                  the ADS/IDS had a historic acquisition price of at least €1.2 million (or, alternatively, represented at least 10 per cent of the share capital of the Company);

•                                                  the DR Holder has held the ADS/IDS in the Company in full ownership for at least 12 months;

•                                                  the IDS/ADS have the nature of “fixed financial assets” in the financial accounts of the DR Holder; and

•                                                  the Company meets the subject-to-tax requirement of the Belgian participation exemption.

No Belgian withholding tax will be due on the liquidation distributions received by Belgian corporate DR Holders.

If you are in any doubt about your taxation position, or may be subject to a tax in a jurisdiction other than Belgium, you should consult your professional adviser.

Unites States Taxation

Your U.S. federal, state and local tax consequences with respect any cash you receive as a distribution in respect of your ADRs or IDRs in connection with the Proposal will depend upon your personal situation.  We urge that you consult a tax advisor concerning such possible U.S. federal, state and local tax consequences.

4.                                                Information available in the United States

The Company is subject to the information requirements of the Exchange Act applicable to a foreign private issuer, and accordingly, files or furnishes reports, including annual reports on Form 20-F, reports on Form 6-K, and other information with the US Securities and Exchange Commission.  These reports and other information filed by the Company can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public reference facilities maintained by the US Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C.  20549.  Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.  20549, at prescribed rates.  Please call the SEC at 1 800 SEC 0330 from within the United States or +1 202 942 8090 from outside the United States for further information on the operation of the Public Reference Section of the SEC.  The SEC filings are also available to the public from commercial document retrieval services and, for filings and submissions made after 4 November 2002, at the website maintained by the SEC at http://www.sec.gov.

NOTICE OF EXTRAORDINARY GENERAL MEETING

VIRGIN EXPRESS HOLDINGS PLC

(the “Company”)

Notice is hereby given that an Extraordinary General Meeting of the Company will be held at 120 Campden Hill Road, London W8 7AR on 9 May 2005 at 10 am to consider and, if thought fit, to pass the following Resolutions, the first, third, fourth, fifth and sixth of which will be proposed as ordinary resolutions, the second of which will be proposed as a special resolution and the seventh of which will be proposed as an extraordinary resolution.

Ordinary resolution

1.                                                THAT the acquisition by Vexair Limited, a company associated with Sir Richard Branson, a Director of the Company, of the SN Air Shareholding (as defined in the circular) from the Company for a cash payment of €54 million be and is hereby approved for the purposes of section 320 of the Companies Act 1985.

Special resolution

2.                                                THAT the Company be wound up voluntarily.

Ordinary resolutions

3.                                                THAT Peter John Robertson Souster and Karl Christopher Holmes of Baker Tilly, Spectrum House, 20-26 Cursitor Street, London EC4A 1HY be and are hereby appointed joint liquidators (“Liquidators”) for the purposes of such winding up.

4.                                                THAT the Liquidators be authorised to act independently unless they decide otherwise.

5.                                                THAT pursuant to section 165(2)(a) of the Insolvency Act 1986, the Liquidators be authorised to exercise any of the powers specified in Part I of Schedule 4 to the said Act, and be authorised to apply for the delisting of the securities of the Company from Euronext.

6.                                                THAT the Company’s books and records be held to the order of the Liquidators and may not be destroyed until two years after the dissolution of the Company.

Extraordinary resolution

7.                                                THAT in accordance with the provisions of the Company’s articles of association, the Liquidators be and are hereby authorised to divide and distribute among the members, as appropriate, in specie or in kind, the whole or any part of the assets of the Company and to determine how such division and distribution shall be carried out as between the members.

By Order of the Board	Registered Office:

PG Gram	120 Campden Hill Road, London W8 7AR
Company Secretary

15 April 2005

NOTES:

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him.  A proxy need not be a member of the Company.  A form of proxy is enclosed.  To be valid, the instrument appointing a proxy, and the power of attorney or authority (if any) under which it has been executed, or a notarially certified copy of such power or authority must be received by the Company Secretary, not less than 48 hours before the time appointed for the holding of the meeting.  The completion and return of a proxy card duly completed will not preclude a member from attending and voting at the meeting should they still wish to do so.